UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Partners with Leading Plate Manufacturer in China to Supply Thermal Plates

Vancouver, BC, CANADA (March 24, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE), today announced a partnership with Sichuan Juguang Printing Apparatus Co. Ltd. ("Juguang"), one of the largest plate manufacturers in China. Under the terms of the agreement, Juguang will manufacture and sell the jointly developed Juguang JPT-1 Positive Thermal Plate. Creo will offer the plates as part of its complete computer-to-plate ("CTP") systems in China.

"Juguang is one of the leading suppliers of printing plates in China, with proven strength in manufacturing, sales and support," stated Garron Helman, managing director of Creo Asia Pacific. "Together, we have developed a digital plate that combines Creo's patented technology in thermal consumables with Juguang's expertise in offset plate production."

"Creo is already the number one CTP supplier in China and this partnership will reinforce Creo's leadership in an important and growing market," continued Mr. Helman. " By working with Juguang, we can now confidently offer a high quality plate to our CTP customers here, with an exceptionally qualified partner for joint-development, as well as local manufacturing, logistics and support."

Juguang JPT-1 is a high resolution thermal plate suitable for long-run lengths without pre- or post-baking and is well suited for most commercial print applications. The plates will be commercially available this summer.

"It is a great opportunity to work with Creo," said Huang Shan, general manager of Juguang. "In order to provide our customers with advanced technology we believe it is important to partner with experts on research and development - and Creo is a proven leader in thermal technology. As a leader in the offset plate business in China, with the cooperation with Creo, Juguang will now be able to provide cost-effective, high quality thermal CTP plates with high efficiency, reliable supply and superior service."

About Juguang

Based in Chengdu, China, Sichuan Juguang Printing Apparatus Co. Ltd. is a privately-owned company with more than 300 employees. Juguang is one of the leading companies in the plate industry in China with annual production capacity for offset plates of 18 million meters2.

News release

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.676.4526	T. +1.604.419.4794
F. +1.604.437.9891	F. +1.604. 437.9891
rochelle.van.halm@creo.com	IR@creo.com

Denise Lee	Doris Cheng
Marketing Communications Officer	Marketing Communications Manager
T. +852.2839.8891	T. +852.2839.8779
F. +852.2890.2675	F. +852.2890.2675
Denise.Lee@creo.com	Doris.Cheng@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: March 25, 2004